Exhibit 12

Healthcare Realty Trust Incorporated

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

(Unaudited)

		Year Ended December 31,
	Pro-Forma Year Ended December 31, 2014	2014	2013	2012	2011	2010
			Restated (1)
Earnings
Consolidated pretax income (loss) from continuing operations (7)	$43,002	$33,979	$(13,092)	$(892)	$(12,351)	$(7,484)
Fixed charges	65,014	74,036	75,200	81,512	86,008	77,347
Capitalized interest	—	—	(183)	(5,021)	(8,531)	(10,315)

Total Earnings	$108,015	$108,015	$61,925	$75,599	$65,126	$59,548

Fixed charges
Interest expense	63,391	72,413	73,551	75,053	76,038	65,710
Estimated interest in rental expense (2)	1,623	1,623	1,466	1,438	1,439	1,322
Capitalized interest	—	—	183	5,021	8,531	10,315

Total Fixed Charges	$65,014	$74,036	$75,200	$81,512	$86,008	$77,347

Ratio of Earnings to Fixed Charges	1.66	1.46	0.82 (6)	0.93 (5)	0.76 (4)	0.77 (3)

(1)	The ratio of earnings to fixed charges for the years ended December 31, 2013, 2012, 2011 and 2010 has been restated to conform to the year ended December 31, 2014.
(2)	Estimated interest in rental expense assumes approximately one-third of rent expense is representative of the interest factor.
(3)	For the twelve months ended December 31, 2010, earnings from continuing operations were insufficient to cover fixed charges by $17.8 million.
(4)	For the twelve months ended December 31, 2011, earnings from continuing operations were insufficient to cover fixed charges by $20.9 million.
(5)	For the twelve months ended December 31, 2012, earnings from continuing operations were insufficient to cover fixed charges by $5.9 million.
(6)	For the twelve months ended December 31, 2013, earnings from continuing operations were insufficient to cover fixed charges by $13.3 million.
(7)	Consolidated pretax income (loss) from continuing operations has not been adjusted for noncontrolling interest.